Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Consumers Will Benefit from Verizon’s Acquisition of MCI

May 5, 2005

New Services and Technologies. The transaction will enable the combined company to establish the nation’s most advanced broadband platform, capable of delivering next-generation services in markets across the United States. The combination of MCI’s global Internet Protocol (IP) network and products with Verizon’s deployment of a fiber optic network to customers’ premises will enable faster delivery of advanced multimedia services. The combined company will be capable of offering the most innovative, advanced and wide ranging services to consumers, governments and businesses. A combined Verizon and MCI will use its financial strength and network resources to develop new products and services for consumers and businesses at competitive prices.

Economic Growth and Investment in Infrastructure. Verizon’s financial strength will allow it to invest approximately $2 billion in MCI’s network and information technology platforms after the transaction is complete. This substantial investment in the critical infrastructure will accelerate the delivery of IP services to consumers. The combination of Verizon’s dense, in-region local wireline network and best-in-class wireless network with MCI’s long distance voice and data network and Internet backbone will result in a robust, globally competitive company. The economy as a whole will benefit from the creation of a strong U.S.-based competitor in the global marketplace.

Efficient Provider. Combining MCI’s global long-distance voice and data network and Internet backbone with Verizon’s local wireline network and best-in-class wireless network creates an opportunity for efficiencies that neither company could realize on its own. The transaction will generate cost savings and revenue opportunities, which will allow the combined company to keep costs down and invest in new services.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.